Exhibit 99.2

ucbi.com | 1 Merger of United Community Banks, Inc. and Palmetto Bancshares, Inc. April 22, 2015 → Strategic combination that accelerates growth in Upstate South Carolina markets → Financially attractive combination that is immediately accretive to earnings → Low risk transaction with identified cost savings; strong combined management team in market NASDAQ: UCBI NASDAQ: PLMT

ucbi.com | 2 Forward - Looking Statements Forward - Looking Statements This presentation contains “forward - looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward - looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “shoul d,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, inc lud ing statements related to the expected timing of the closing of the proposed merger transaction, the expected returns and other benefits of the proposed merger transaction to shareholders, expected improvement in operating efficiency resulting from the proposed merger transaction, estimated expense reductions resulting from the transaction and the timing of achievement of suc h reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the proposed mer ger transaction on the capital ratios of United Community Banks, Inc. (“United”). Forward - looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward - looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from th ose expressed in or implied by such statements . Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected ben efi ts may not materialize in the time frames expected or at all, or may be more costly to achieve; that the proposed merger transaction ma y not be timely completed, if at all; that prior to completion of the proposed merger transaction or thereafter, the parties’ r esp ective businesses may not perform as expected due to transaction - related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not s ati sfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the proposed merger transacti on; diversion of management time to issues related to the proposed merger transaction; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in United’s Form 10 - K for the year ended December 31, 2014 and other documents subsequently filed by United with the Securities and Exchange Commission (the “SEC”). Consequently, no forward - looking statement can be guaranteed. Neither United nor Palmetto Bancshares, Inc. (“Palmetto”) undertakes any obligation to update o r revise any forward - looking statements, whether as a result of new information, future events or otherwise. For any forward - looking statements made in this presentation or any related documents, United and Palmetto claim protection of the safe harbo r for forward - looking statements contained in the Private Securities Litigation Reform Act of 1995.

ucbi.com | 3 Additional Information Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction involving United and Palmetto. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger transaction, United will file with the SEC a registration statement on Form S - 4 that will include a proxy statement/prospectus for the shareholders of Palmetto. United also plans to file other documents with the SEC regarding the proposed merger transaction with Palmetto. Palmetto will make available the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION . The proxy statement/prospectus, as well as other filings containing information about United and Palmetto, will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the proposed merger transaction can also be obtained, when available, without charge, from United’s website (http ://www.ucbi.com ) and Palmetto’s website (http:// www.palmettobank.com ). Participants in the Merger Solicitation United and Palmetto, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Palmetto in respect of the proposed merger transaction. Information regarding the directors and executive officers of United and Palmetto and other persons who may be deemed participants in the solicitation of the shareholders of Palmetto in connection with the proposed transactio n w ill be included in the proxy statement/prospectus for Palmetto’s special meeting of shareholders, which will be filed by United with the SEC. Information about United’s directors and executive officers can also be found in the United’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on March 31, 2015, and other documents subsequently filed by United with the SEC. Information about Palmetto’s directors and executive officers can also be found in Palmetto’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on Ap ril 1, 2015, and other documents subsequently filed by Palmetto with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available.

ucbi.com | 4 Transaction Rationale Strategically Compelling • Consistent with United’s southeastern metro market expansion strategy • Significantly accelerates United’s Greenville expansion and leverages existing, on - the - ground, senior leadership and in - market resources • High - quality franchise with deep community roots in attractive Greenville / Upstate South Carolina markets • Shared community banking philosophy driven by client focus, local expertise, and cultural fit • Acquisition of scalable platform to accelerate South Carolina growth strategy • Significant cost synergies enhance deal economics • Strong core deposit base with 83% non - CD deposits and a .04% overall cost of deposits Financially Attractive (1) • Mid - to - high single digit accretive to EPS in 2016 and double - digit accretive in 2017 • Return on assets should increase proportionately and the increase in United’s pro forma return on tangible common equity is expected to approach 200bps • Tangible book value dilution of less than 7% with expected earnback , including one - time merger - related expenses, within 5 years • Capital to remain strong post close with pro forma tier 1 common of approximately 11% • Anticipated internal rate of return in excess of 20% Low Execution Risk • Due diligence completed, including an extensive credit and OREO review • Excellent credit culture and asset quality with low losses expected • Integration risk is mitigated by merger experience / preparedness and local management already in place Enhancing a Premier Southeastern Community Bank Franchise (1) Actual results may differ materially; EPS accretion excludes one - time merger related expenses

ucbi.com | 5 Transaction Terms Consideration • Option to elect $19.25 in cash or a fixed exchange ratio of 0.97 shares of United common stock for each Palmetto common share, or a combination thereof • Cash / stock election subject to proration to ensure that 30% of Palmetto shares are exchanged into cash and 70% into United stock Weighted - Average Price Per Share • $18.53 (1) Aggregate Value • $240.5 million (1) Valuation Multiples • Price / Tangible Book Value: 177% • Price / 2016 EPS (2) : 19.5x Ownership • Issuance of approximately 8.7 million shares to Palmetto shareholders (~13% pro forma ownership) Approvals • Palmetto shareholder approval • Customary regulatory approvals Closing • In the fourth quarter of 2015 (1) Based on UCBI’s closing price as of April 21, 2015 of $18.78. Aggregate value includes value of options to be settled in cash (2) Based on analyst consensus estimates

ucbi.com | 6 Enhancing a Premier Southeastern Community Bank Franchise United Community Banks, Inc. (104) Palmetto Bancshares, Inc . (25) Source: SNL Financial Florida Tennessee Georgia North Carolina South Carolina INTERSTATE 16 INTERSTATE 75 INTERSTATE 20 INTERSTATE 40 INTERSTATE 185 INTERSTATE 95 INTERSTATE 10 INTERSTATE 40 INTERSTATE 26 INTERSTATE 81 INTERSTATE 77 INTERSTATE 85 INTERSTATE 85 INTERSTATE 20 Contiguous Southeastern Footprint Greenville Savannah Atlanta Knoxville Nashville Geographic Diversity (1) State Loans ($ Bn ) Deposits ($ Bn ) Georgia 3.2 4.7 South Carolina 1.3 1.0 North Carolina 0.6 0.9 Tennessee 0.5 0 .7 Other / Brokered 0.3 0.5 Total 5.9 7.8 (1) Pro forma figures with MoneyTree (announced on January 27, 2015) and Palmetto, excluding purchase accounting adjustments

Scalable Platform in Upstate South Carolina Markets

- United and Palmetto management teams have significant market experience and connections, which we intend to leverage to accelerate our growth in this market
- Transaction creates immediate scale in market and elimination of organic expansion expense and timeline
- Acquisition of top 10 South Carolina franchise
  - Largest community bank headquartered in Upstate South Carolina
- Vibrant Upstate South Carolina economy
  - Robust employment market with national and regional corporate headquarters for U.S. and international corporates, including BMW, Milliken, GE, Flour, Michelin, Robert Bosch, Adidas and Electrolux
  - Inland port opened in October 2013 expected to generate increasing intra- and inter-state commerce
  - Numerous strong colleges and universities
  - Recognized for its high quality of life

Market Demographics

Region	Population	Projected Population Change 2014-2019 (%)	Median HH Income 2014 ($)
Greenville MSA	855,961	4.93	44,677
South Carolina	4,791,561	4.64	43,329
United States	317,199,353	3.50	51,579

Source: SNL Financial

South Carolina [(1)]

Rank	Institution	Branches	Deposits $000	Market Share %
1	Wells Fargo & Co. (CA)	150	13,845,638	19.8
2	Bank of America Corp. (NC)	96	9,602,671	13.7
3	BB&T Corp. (NC)	113	7,261,184	10.4
4	First Citizens BancShares Inc. (NC)	154	6,533,082	9.4
5	South State Corporation (SC)	92	4,845,217	6.9
6	Toronto-Dominion Bank	70	3,530,826	5.1
7	Synovus Financial Corp. (GA)	39	2,608,722	3.7
8	SunTrust Banks Inc. (GA)	48	2,155,011	3.1
9	***PLMT / UCBI Pro Forma***	***27***	***953,378***	***1.4***
10	Carolina Financial Corp. (SC)	17	809,842	1.2

Greenville MSA [(1)]

Rank	Institution	Branches	Deposits $000	Market Share %
1	Wells Fargo & Co. (CA)	30	2,380,225	17.2
2	Bank of America Corp. (NC)	18	1,782,818	12.9
3	BB&T Corp. (NC)	27	1,620,690	11.7
4	Toronto-Dominion Bank	23	1,337,889	9.7
5	SunTrust Banks Inc. (GA)	23	862,071	6.2
6	South State Corporation (SC)	11	750,319	5.4
7	First Citizens BancShares Inc. (NC)	19	742,343	5.4
8	***PLMT / UCBI Pro Forma***	***17***	***623,744***	***4.5***
9	Southern First Bancshares Inc (SC)	4	537,386	3.9
10	Travelers Rest Bancshares Inc (SC)	9	455,009	3.3

(1) As of June 30, 2014

United Community Banks, Inc.

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Palmetto Overview

PALMETTO BANCSHARES, INC.

Franchise:

- Premier deposit-gathering franchise in attractive Upstate South Carolina
- Loyal customer base given 108-year history
- Third largest bank headquartered in South Carolina and the largest bank headquartered in the Upstate (1)
- 7th in deposit share in the Upstate at 4.8% (2)
- 25 branches all located within 1 hour drive of Greenville
- 24/7/365 service through mobile banking, online banking, voice response unit and ATMs

Team:

- Experienced team with deep local market relationships
- Demonstrated turnaround capabilities
- Executing a comprehensive strategic plan with positive, measurable results

Cleansed Balance Sheet:

- Asset quality aggressively addressed
- Nonperforming loans of 1.2% as of March 31, 2015
- Legacy credit problems substantially resolved

Palmetto Financial Highlights (3)

Assets ($MM)	$1,173
Total Gross Loans ($MM)	836
Deposits ($MM)	967
Tangible Common Equity ($MM)	136
Q1'15 ROA (%)	0.97
Q1'15 ROE (%)	8.26
TCE / TA (%)	11.6
Tier 1 Common Ratio (%)	14.4
Tier 1 Leverage (%)	11.9

Loan Composition (3)


Consumer & Other 11%
1-4 Family 26%
Commercial & Industrial 11%
Construction & Development 6%
CRE & Multifamily 46%

Yield: 4.45%

Deposit Composition (3)


Jumbo Time 7%
Retail Time 10%
MMDA & Savings 24%
Transaction 59%

Cost: 0.04%

(1) By total assets; Source: SNL
(2) Source: FDIC Market Share Report as of June 30, 2014
(3) As of March 31, 2015

United Community Banks, Inc.
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ucbi.com | 9 Diversified Loan and Deposit Mix UCBI Loans Palmetto Loans Combined Loans (1) Total: $836MM UCBI Deposits Palmetto Deposits Combined Deposits (1) Total: $967MM Transaction 59% Jumbo Time 7% Retail Time 10% MMDA & Savings 24% Total: $4,804MM Total: $5,640MM 1 - 4 Family 28% Transaction 48% MMDA & Savings 25% Jumbo Time 8% Retail Time 11% Total: $6,438MM Transaction 50% Jumbo Time 7% Retail Time 11% MMDA & Savings 25% Total: $7,405MM Construction & Development 6% Commercial & Industrial 11% CRE & Multifamily 46% 1 - 4 Family 26% CRE & Multifamily 39% Consumer & Auto 9% (1) As of March 31, 2015. Excluding purchase accounting adjustments and MoneyTree Construction & Development 11% Commercial & Industrial 15% CRE & Multifamily 37% 1 - 4 Family 28% Construction & Development 10% Commercial & Industrial 14% Consumer & Other 9% Consumer & Other 11% Brokered 8% Brokered 7%

ucbi.com | 10 Credit / Loan Portfolio Review Summary • Extensive loan file review by United and independent third party firm − 100 % of loans exceeding $1 million reviewed − 100 % of loans internally rated Monitored Credit or worse exceeding $500,000 reviewed − A majority of overall portfolio reviewed − 100% of OREO reviewed • Overall, internal risk ratings were found to be accurate within the Pass grade portfolio • Estimated credit loan mark of 1.9% or $15 million • Estimated OREO mark of 50% or $3 million

ucbi.com | 11 Financial Assumptions and Returns Realistic / Conservative Financial Assumptions • Target Cost Savings : $15 million (~39% of non - interest expenses); realized 100% in 2016 and thereafter − Foregone expenses of approximately $5 million reflect avoidance of de novo branches and other infrastructure expenses • Credit Mark : $15 million gross or 1.9% of gross loans • Other Marks: $10 million in aggregate including OREO, fixed assets, lease adjustments and interest rate marks • CDI : $14 million or 1.8% of Palmetto non - CD deposits • Transaction Costs: $20 million, pre - tax Value - Adding Financial Impact (1) • Mid - to - high single digit accretive to EPS in 2016 and double - digit accretive in 2017 • Return on assets should increase proportionately and the increase in United’s pro forma return on tangible common equity is expected to approach 200bps • Tangible book value dilution of less than 7% with expected earnback , including one - time merger - related expenses, within 5 years • Capital to remain strong post close with pro forma tier 1 common of approximately 11% • Anticipated internal rate of return in excess of 20% (1) Actual results may differ materially; EPS accretion excludes one - time merger related expenses

ucbi.com | 12 Value Creation for all Key Stakeholders Investors • Highly synergistic and strategically compelling transaction with the potential to enhance value for investors • Significantly increased liquidity for Palmetto shareholders • Opportunity to increase long - term shareholder returns Customers • Shared, customer - centric community banking philosophies • Access to combined commercial and retail product capabilities across the two organizations • Convenient, contiguous footprint covering key Southeastern markets in a four state market area Employees • Offensive acquisition with limited overlap leads to high retention of customer - facing personnel • Strong cultural fit and strategic alignment • Strength and long - term focus of combined franchise

ucbi.com | 13 APPENDIX

ucbi.com | 14 Palmetto Financial Highlights Source : SNL Financial Company Profile Bank Subsidiary The Palmetto Bank Headquarters Greenville, SC Ticker PLMT (NASDAQ) Bank Established 1906 Offices 25 Top 5 County Markets by Deposit Market Share Greenville, SC Spartanburg, SC Greenwood, SC Gaffney, SC Seneca, SC (1) Includes mortgage loans held for sale FINANCIAL HIGHLIGHTS 2011 2012 2013 2014 1Q'2015 Balance Sheet ($MM) Total Assets 1,203 1,145 1,090 1,119 1,173 Total Loans (1) 791 745 769 806 836 Total Deposits 1,064 1,023 907 928 967 Tangible Common Equity 103 98 124 133 136 Profitability (%) ROAA (1.82) (0.16) 2.53 0.85 0.97 ROAE (20.68) (1.86) 26.06 7.22 8.26 Net Interest Margin 3.42 3.58 3.85 3.80 3.72 Capital Ratios (%) TCE / TA 8.60 8.59 11.36 11.89 11.59 Tier 1 Common Ratio 12.22 13.16 14.24 15.00 14.37 Tier 1 Leverage 8.59 9.18 11.03 12.15 11.86 Asset Quality (%) NPAs / Assets 6.72 2.34 2.08 1.67 1.40 NCOs / Avg. Gross Loans 2.82 2.80 0.64 0.17 0.20 LLRs / Gross Loans 3.31 2.41 2.15 1.60 1.55

ucbi.com | 15 Footprint Established and Seasoned Network of 25 Branches (coupled with 24/7/365 electronic channels) INTERSTATE 85 INTERSTATE 26 INTERSTATE 77 INTERSTATE 385 SOUTH CAROLINA NORTH CAROLINA GEORGIA Greenville Spartanburg Greenwood Laurens Anderson Easley Simpsonville Travelers Rest Greer Union Gaffney Whitmire Rock Hill Chester Source: SNL Financial